

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2018

Evan Wasoff
Chief Financial Officer
Intiva BioPharma Inc.
4340 East Kentucky Avenue
Suite 206
Glendale, CO 80246

> **Re: Intiva BioPharma Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 11, 2018**
> **File No. 333-225477**

Dear Mr. Wasoff:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 1 to Form S-1 filed on June 11, 2018

Cover page

1. We note your disclosure that the Company's shares are quoted on the OTC Pink Market. We refer you to comment 1 in our letter dated February 16, 2018, which we reissue. Please revise to disclose a fixed price at which shares will be sold until such time that your common stock is listed on a national securities exchange, or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

You may contact Mark Brunhofer at 202-551-3638 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Suzanne Hayes at 202-551-3675 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Fay Matsukage, Esq.